PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE AGREEMENT WITH FTC REGARDING TIMING AND EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts, - August 20, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that Precision Castparts Corp. has agreed with the Federal Trade Commission ( FTC ) that it will not consummate the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company until 10 calendar days after Precision

As a result, the expiration date of the tender offer has been extended until midnight, New York City time, on Friday, September 10, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the  HSR Act ) in respect of the tender offer is terminated prior to August 31, 1999, the expiration date of the tender offer will be the date that is 10 business days immediately following public disclosure of t

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

Contacts: Dwight Weber, Precision Castparts Corp. - 503-417-4855
Denis Poirier, Wyman-Gordon Company - 508-839-8224